As filed with the Securities and Exchange Commission on March 19, 2004
                                                      File No. 333-113384
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
        -----------------------------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                   -------------------------------------------
                        BNP RESIDENTIAL PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)
Maryland                                                     56-1574675
(State of incorporation)                                  (I.R.S. Employer
                                                       Identification  No.)


                      301 South College Street, Suite 3850
                         Charlotte, North Carolina 28202
                                 (704) 944-0100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                                 With Copies to:
   Philip S. Payne, Chairman, Chief Financial    Robert H. Bergdolt, Esq.
   Officer, and Treasurer                        Bradford R. Lenox, Esq.
   BNP Residential Properties, Inc.              Alston & Bird LLP
   301 South College Street, Suite 3850          3201 Beechleaf Court, Suite 600
   Charlotte, North Carolina 28202               Raleigh, North Carolina 27604
   (704) 944-0100                                (919) 862-2200
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ X ]


                         Calculation of Registration Fee
--------------------------------------------------- ------------- --------------- --------------- ------------
                                                                     Proposed        Proposed
                                                                     maximum         maximum       Amount of
                                                                     offering       aggregate     registration
              Title of each class of                Amount to be  price per unit     offering         fee
           securities to be registered               Registered                       price
--------------------------------------------------- ------------- --------------- --------------- ------------
Common stock, $0.01 par value                        2,084,609 (1)  $12.43 (2)     $25,911,690      $3,284 (6)
--------------------------------------------------- ------------- --------------- --------------- ------------
BNP Residential Properties, Inc.
--------------------------------------------------- ------------- --------------- --------------- ------------
   Common Stock, $0.01 par value (3)...........
--------------------------------------------------- ------------- --------------- --------------- ------------
   Preferred Stock, $0.01 par value............
--------------------------------------------------- ------------- --------------- --------------- ------------
   Depositary Shares (4).......................                                    $60,000,000     $7,602 (5)(6)
--------------------------------------------------- ------------- --------------- --------------- ------------


(1) Includes the registration of the resale of 909,090 shares of common stock that may be issued upon conversion of the registrant's Series B Cumulative Convertible Preferred Stock. This number represents the number of shares of common stock that are initially issuable upon conversion of the preferred stock. In addition to the shares included in this table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminable number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends, or other transactions impacting the conversion ratio of the preferred stock convertible into the common shares, the resale of which is registered hereby.
(2) Calculated pursuant to Rule 457 (c) of the Securities Act of 1933, based on the average of the high and low prices reported on the American Stock Exchange on March 1, 2004.
(3) The registrant also registers hereunder an indeterminate number of shares of Common Stock that may be issued upon conversion of Preferred Stock or Depositary Shares. No separate consideration will be received for Common Stock as may from time to time be issued upon conversion of Preferred Stock or Depositary Shares.
(4) To be represented by Depositary Receipts representing an interest in all or a specified portion of a share of Preferred Stock.
(5) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.
(6) Filing fee previously paid.



The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        2,084,609 shares of Common Stock
                                       and
       $60,000,000 of Common Stock, Preferred Stock and Depositary Shares

                        BNP RESIDENTIAL PROPERTIES, INC.

         This prospectus is part of a registration statement that covers 2,084,609 shares of our common stock that may be offered and sold from time to time by certain of our stockholders. We will not receive any proceeds from the sale of those shares of common stock. We will bear the costs relating to the registration of those shares of common stock, which we estimate will be approximately $75,000.

         The selling stockholders may offer their shares through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters. The selling stockholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

         This prospectus also describes common stock, preferred stock, and preferred stock represented by depositary shares that we may issue and sell at various times. We can issue up to a total of $60,000,000 of such securities under this prospectus. Our prospectus supplements will contain the specific terms of each issuance of securities, including the title of each security offered, any market listing and trading symbol, the offering price, number of shares, and how we sell the shares. We may sell the securities to or through underwriters, dealers or agents. We may also sell common stock directly to investors.

         Our common stock is traded on the American Stock Exchange under the symbol "BNP." On February 27, 2004, the last reported sale price for our common stock on the American Stock Exchange was $12.30 per share.

         Investing in our common stock involves certain risks. You should carefully read and consider the risk factors included in this prospectus (beginning on page 4), in any prospectus supplement, and in our periodic reports and other information that we file with the SEC before buying our securities.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

         We have not authorized any person to make a statement that differs from this prospectus. If any person does make a statement that differs from this prospectus, you should not rely on it. This prospectus is not an offer to sell these securities, nor is it an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.


               The date of this prospectus is March 19, 2004.

                                Table of Contents


About This Prospectus.......................................................3


BNP Residential Properties, Inc. and BNP Residential
Properties Limited Partnership..............................................3


Risk Factors................................................................4


Use of Proceeds............................................................12


Ratios of Earnings To Combined Fixed Charges And
Preferred Stock Dividends..................................................13


Selling Stockholders.......................................................13


Plan of Distribution.......................................................14


Description of Common Stock................................................17


Description of Preferred Stock.............................................22


Description of Depositary Shares...........................................30


Partnership Agreement of the Operating Partnership.........................34



Federal Income Tax Considerations..........................................37



Experts....................................................................59


Legal Matters..............................................................59


Where You Can Find More Information........................................59

                              About This Prospectus

         This prospectus is part of a shelf registration statement. Under this shelf registration statement, certain of our stockholders may sell shares of our common stock that we issued to them in a private transaction. We will not receive any proceeds from the sale of those shares of common stock. The selling stockholders may offer their shares through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters. Also through this shelf registration statement, we may sell any combination of common stock, preferred stock, and depositary shares in one or more offerings for total proceeds of up to $60,000,000. This prospectus provides you with a general description of the securities we may offer.

         Each time we sell securities, and each time the selling stockholders sell securities through an underwriter, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change information contained in this prospectus. Before you buy any of our securities, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      BNP Residential Properties, Inc. and
                 BNP Residential Properties Limited Partnership

         BNP Residential Properties, Inc. is a real estate investment trust focused on owning and operating apartment communities. We currently own 20 apartment communities containing 4,859 apartment units and provide third-party management services for eight apartment communities containing a total of 2,061 units. We also own 40 restaurant properties, which are leased on a triple-net basis to a restaurant operator.

         We are structured as an UPREIT, or umbrella partnership real estate investment trust. We are the sole general partner and own a controlling interest in BNP Residential Properties Limited Partnership, the operating partnership. All of our operations are conducted through the operating partnership.

         Our mailing address and telephone number are:

                        BNP Residential Properties, Inc.
                      301 South College Street, Suite 3850
                         Charlotte, North Carolina 28202
                                 (704) 944-0100

                                  Risk Factors

         Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

         Some of the information in this prospectus may contain forward-looking statements. You can identify such statements by our use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.


A decline in revenues from, or a sale of, our Hardee's restaurant properties could adversely affect our financial condition and results of operations.

         A significant portion of our assets is invested in Hardee's restaurant properties that are leased on a triple-net basis to Boddie-Noell Enterprises, Inc. The master lease for our restaurant properties requires Boddie-Noell Enterprises to pay us annual rent equal to the greater of $3,830,000 or 9.875% of food sales. If Boddie-Noell Enterprises renews the master lease, after December 27, 2007, it may close or purchase up to five restaurants per year upon payment of the greater of fair market value or net book value.

         From 1987 through 1995, Boddie-Noell Enterprises paid us more than the then-current minimum rent, which was $3.5 million per year. However, restaurant sales have declined each year since 1992 when our restaurant related revenues peaked at $5.3 million. In 1995 we renegotiated the master lease to raise the minimum rent to $4.5 million and to allow Boddie-Noell Enterprises to close up to seven restaurants that Boddie-Noell Enterprises determined were performing poorly. From 1995 through 2003, Boddie-Noell Enterprises closed and repurchased seven of our restaurants. Accordingly, between the restaurant closures and the declining food sales, the revenue we have received from Boddie-Noell Enterprises has declined every year since 1995. From 1996 through 2003, the revenues of our restaurant properties were below the level requiring payments in excess of the minimum rent.

         In order to protect our stockholders from these declining revenues, in 1993 we began to acquire apartment communities. We believe that we can more effectively enhance the value of our common stock by acquiring and operating apartment communities. Accordingly, we focused our business primarily on the ownership and operation of apartment communities.

         As a consequence of this refocused strategy, we may elect to sell our restaurant properties and reinvest the proceeds in additional apartment communities. No sale of the restaurants is pending, nor are we making any effort to actively market the restaurants. We will only divest the restaurants if we believe doing so will enhance stockholder value.

         If we do dispose of the restaurant properties, it is possible that we may incur a loss on the disposition of the properties. It is also possible that we may invest such sale proceeds in properties that yield significantly less than the $3.8 million we currently receive from Boddie-Noell Enterprises.

         Further, in the event we were to find a buyer, Boddie-Noell Enterprises has the right to purchase the restaurants from us on the same terms as that offer. This right may make it more difficult to find a suitable buyer or could adversely affect the price we might realize on any such sale.

         For the year ended December 31, 2003, the restaurant properties accounted for 9.2% of our total revenues. All of the restaurant property revenue comes from Boddie-Noell Enterprises. The inability of Boddie-Noell Enterprises to pay us rent would adversely affect funds from operations and funds available for distribution.

Geographic concentration of our properties makes our business vulnerable to economic downturns in Virginia, North Carolina or South Carolina.

         All of our properties are located in Virginia, North Carolina and South Carolina. Adverse economic developments in these states could adversely impact the operations of our properties and therefore our profitability. The concentration of properties in a limited number of markets may expose us to risks of adverse economic developments which are greater than the risks of owning properties in many markets. Our revenues and the value of our properties may be affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, downsizing or industry slow downs), changing demographics and other factors.

Our apartment communities are subject to multiple operating risks.

         Our apartment communities are subject to operating risks common to apartment communities in general. Such risks include:

o        competition from other apartment communities;

o alternative housing, including home ownership, especially during times of low mortgage interest rates;

o new construction of comparable properties or adverse economic conditions in the areas in which our apartment communities are located, either of which might adversely affect apartment occupancy or rental rates;

o increases in operating costs (including real estate taxes), which may not necessarily be offset by increased rents; and

o        the inability or unwillingness of residents to pay rent increases.

         The local rental market may limit the extent to which we may increase rents in response to operating expense increases without decreasing occupancy rates. Any of the above events could adversely affect our ability to make distributions.

We have substantial debt obligations, which may reduce our operating performance and adversely affect our ability to pay distributions.

         At December 31, 2003, we had $229.7 million in long-term debt. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or to pay the distributions we must pay to maintain our qualification as a REIT. Further, a high debt level creates an increased risk that we may default on our obligations. If we default, the banks that lent us funds could foreclose on the properties securing their loans.

Because we have a substantial amount of debt that bears interest at variable rates, increases in interest rates would reduce our net income.

         At December 31, 2003, $61.4 million of our long-term debt bore interest at a variable rate. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase. Such an increase would adversely affect our cash flow and the amounts available to pay dividends.

If our debt cannot be paid, refinanced or extended at maturity, in addition to our failure to repay our debt, we may not be able to make distributions to stockholders at expected levels or at all.

         We may obtain financing with "due-on-encumbrance" or "due-on-sale" clauses in which future refinancing or property sales could cause the maturity dates of the mortgages to accelerate and the financing to become due immediately. Thus, we could be required to sell properties on an all-cash basis, or the purchaser might be required to obtain new financing in connection with a sale. Alternatively or additionally, we may obtain mortgages that have balloon payments. Such mortgages involve greater risks than mortgages with principal amounts amortized over the term of the loan since our ability to repay the outstanding principal amount at maturity may depend on obtaining adequate refinancing or selling the property. The efficacy of either option would depend on economic conditions in general and the value of the underlying properties in particular. We cannot guarantee that we could refinance or repay any such mortgages at maturity. Further, a significant decline in the value of the underlying property could result in a loss of the property through foreclosure.

We may be liable for environmental contamination for which we do not have insurance and which might have a material adverse effect on our financial condition and results of operations.

         Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to remediate properly, hazardous substances may adversely affect occupancy of any contaminated apartment communities, the ability of Boddie-Noell Enterprises to operate restaurants and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs.

         Various laws also impose, on persons who arrange for the disposal or treatment of hazardous or toxic substances, liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

         Boddie-Noell Enterprises has agreed to pay for the costs of complying with applicable environmental laws, ordinances and regulations on the restaurant properties. However, the obligation to pay for such costs with respect to our other properties, or Boddie-Noell Enterprises' inability to pay for such costs on the restaurant properties, may adversely affect our operating costs and the value of our properties.

         Phase I environmental site assessments have been obtained on all of our owned apartment communities. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which a company may be responsible and to assess the status of environmental regulatory compliance. All of the restaurant properties were subjected to transaction screens in December 1995. A transaction screen involves a review of a property for the purpose of recommending whether we should perform a Phase I environmental site assessment. A transaction screen is significantly less thorough in scope than a Phase I environmental site assessment.

         Neither the transaction screens nor the environmental site assessments revealed any environmental condition, liability or compliance concern that we believe would have a material adverse affect on our business, assets or results of operations. Nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the transaction screens and the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities, or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed.

Unexpected costs associated with compliance with the Americans with Disabilities Act and other laws would impair our operating performance.

         Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers. Additional federal, state and local laws exist that are related to access by disabled persons. These laws also may require modifications to our properties or restrict renovations of our properties. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1991 to be designed and constructed so as to be accessible to the handicapped. Non-compliance with the ADA, FHAA and similar laws could result in the imposition of fines or an award of damages to private litigants. Boddie-Noell Enterprises is financially responsible for upgrading the restaurant properties should such properties not be in compliance with the ADA. However, in the event Boddie-Noell Enterprises fails to upgrade properly the restaurants and there is a determination that the restaurant properties are not in compliance with the ADA, we could still face the imposition of fines or an award of damages to private litigants. If we were required to make unanticipated expenditures to comply with the ADA or other laws, our cash flow and the amounts available for distributions to you may be adversely affected.

         The Federal Fair Housing Act and state fair housing laws prohibit discrimination on the basis of certain protected classes. We have a policy against these kinds of discriminatory behaviors and train our employees to avoid discrimination and the appearance of discrimination. We cannot assure you that an employee will not violate our policy against discrimination and violate the fair housing laws. Such a violation could subject us to legal action and awards of damages.

Because most of our directors have personal interests that could create a conflict with the interests of our stockholders, we may make decisions that are not in your best interest.

         Of our seven directors, six have personal interests that could create a conflict between what is in the best interest of our security holders and what is in the best interest of each such director.

o        Messrs. Wilkerson and Payne are executive officers of the company;
o Messrs. Chrysson and Gilley own significant stakes in the operating partnership;
o Mr. Boddie (along with his family members) owns Boddie-Noell Enterprises, which leases all of our restaurant properties; and

o Mr. Weidhorn is the managing member of the owner of all of the outstanding shares of our Series B Preferred Stock.

         These relationships are discussed in detail under item 13 of our Annual Report on Form 10-K for the year ended December 31, 2003, which report is incorporated by reference into this Prospectus. See "Where You Can Find More Information." Such conflicts of interests could influence board members to take action that is not in the best interest of our security holders.

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

         Beginning with our taxable year ended December 31, 1987, we have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe that beginning with that taxable year we have been organized and have operated in a manner that enables us to qualify for taxation as a REIT, and we intend to continue to operate in such a manner. We can provide no assurance, however, that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Alston & Bird LLP that we have been organized, and have operated, in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for our taxable year that ended December 31, 2002 and that, our present and proposed method of operation will permit us to continue to so qualify.

         You should be aware that opinions of counsel are not binding on the Internal Revenue Service or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements. Such requirements are discussed in more detail under the heading "Federal Income Tax Considerations -- Requirements for Qualification." Finally, the opinion is based on certain representations we made to Alston & Bird LLP, which has not independently verified or investigated the correctness of those representations.

         If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also could be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. See "Federal Income Tax Considerations -- Failure to Qualify."

         At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a shareholder. On May 23, 2003, Congress passed The Jobs and Growth Tax Relief Reconciliation Act of

2003, which decreases the tax rate on most dividends paid by corporations to individual investors to a maximum of 15% from current rates, and such rates are retroactive to the beginning of January 2003. REIT dividends, with limited exceptions, will not benefit from the rate reduction, because a REIT's income generally is not subject to corporate level tax. As such, this legislation could cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs, and could have an adverse effect on the value of our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

         As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See "Federal Income Tax Considerations -- Annual Distribution Requirements."

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

         Even if we qualify as a REIT, we and our subsidiaries will be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow.

Our charter does not permit ownership in excess of 9.8% of our capital stock, and attempts to acquire our capital stock in excess of the 9.8% limit are void without prior approval from our board of directors.

         Our charter limits ownership of our capital stock by any single stockholder to 9.8% of the outstanding shares. The charter also prohibits anyone from buying shares if the purchase would cause us to lose our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

o        will consider the transfer to be null and void;
o        will not reflect the transaction on our books;
o        may institute legal action to enjoin the transaction;
o will not pay dividends or other distributions with respect to those shares;
o        will not recognize any voting rights for those shares;

o will consider the shares held in trust for the benefit of the company; and
o will either direct the affected person to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, it will be at a price equal to the lesser of:

               (a) the price paid by the transferee of the shares or

               (b) the average of the last reported sales prices on the American Stock Exchange on the 10 trading days immediately preceding the date fixed for redemption by our board of directors.

An individual who acquires shares that violate the above rules bears the risk that (1) he may lose control over the power to dispose of the shares, (2) he may not recognize profit from the sale of such shares if the market price of the shares increases and (3) he may be required to recognize a loss from the sale of such shares if the market price decreases.

Because provisions contained in Maryland law and our governing documents discourage hostile takeover attempts, investors may be prevented from receiving a "control premium" for their shares.

         Provisions contained in our charter and bylaws, as well as Maryland general corporation law and the partnership agreement of the Operating Partnership, discourage hostile takeovers, which may prevent stockholders from receiving a "control premium" for their shares. These provisions include the following:

o Ownership Limit. The 9.8% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our board of directors.

o Required Consent of the Operating Partnership for Significant Corporate Action. A provision in the operating partnership agreement prohibits us from engaging in certain transactions that could result in a change of control without the approval of the holders of a majority of the outstanding units, including units that we own. While we expect that we will always hold a majority of the outstanding units, we cannot guarantee that this will be the case. If we ever own less than a majority of the outstanding units, this voting requirement might limit the possibility for an acquisition or change in control of the company, even if such acquisition or change in control would be in your (the stockholders') best interests. As of December 31, 2003, we owned approximately 76.2% of the operating partnership common units and 100% of the operating partnership preferred units.

o Anti-Takeover Protections of Operating Partnership Agreement. The operating partnership agreement contains provisions relating to limited partners' redemption rights in the event of certain changes of control of the company. These provisions require an acquiror to maintain the operating partnership structure and to maintain a limited partner's right to continue to hold units with future redemption rights. Such provision could have the effect of discouraging a third party from making an acquisition proposal, even if such proposal were in our stockholders' best interests.

o Poison Pill. We adopted a preferred share purchase rights plan (sometimes referred to as a "poison pill") in March 1999. The plan involves the issuance of preferred share purchase rights to all stockholders. The rights entitle stockholders to purchase capital stock at a discount if a person or group purchases or makes a tender offer for 15% or more of our common stock. Our board of directors may redeem the rights at $.01 per right until the acquisition of 15% or more of our common stock by a person or group. The purpose of the poison pill is to ensure that any potential purchaser of the company must negotiate with our board before an acquisition. The poison pill may discourage offers for the company, even those in the best interest of the stockholders.

o Maryland's Unsolicited Takeovers Act. In 1999, the State of Maryland enacted legislation that enhances the power of Maryland corporations to protect themselves from unsolicited takeovers. Among other things, the legislation permits our board, without stockholder approval, to amend our charter to:

                o   stagger our board of directors into three classes;
                o provide that only remaining directors may fill a vacancy on the board;
                o   provide that only the board can fix the size of the board;
                    and
                o require that special stockholder meetings may only be called by holders of a majority of the voting shares entitled to be cast at the meeting.

If we lose any of our executive officers, our operating performance could suffer.

         We are dependent on the efforts of our executive officers, particularly
D. Scott Wilkerson, Philip S. Payne, Eric S. Rohm and Pamela B. Bruno. While we believe that we could find replacements for these key personnel, if necessary, the loss of their services could have an adverse effect on our operations. Messrs. Wilkerson, Payne and Rohm and Ms. Bruno have entered into employment contracts with us.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of the shares of the common stock sold by the selling stockholders. As required by the terms of our operating partnership's partnership agreement, any time we sell shares of our capital stock, we must invest the net proceeds in the operating partnership in exchange for additional units with the same rights and preferences as the capital stock we sell. Unless otherwise specified in a prospectus supplement, we will use the net proceeds from the sale of securities that we offer through this prospectus for general corporate purposes. These purposes may include the development and acquisition of additional apartment properties, other acquisition transactions, repayment of outstanding debt, and improvements to the properties in our portfolio.

                  Ratios of Earnings To Combined Fixed Charges
                          And Preferred Stock Dividends

         The following table shows ratios of earnings to combined fixed charges and preferred stock dividends for the company for the periods shown:

                            Period                       Ratio
                            ------                       -----
         Year Ended December 31, 2003                       -- (1)
         Year Ended December 31, 2002                     1.10
         Year Ended December 31, 2001                     1.22
         Year Ended December 31, 2000                     1.23
         Year Ended December 31, 1999                     1.32
         ----------------
         (1) Earnings are inadequate to cover fixed charges by $727,045 for the year ended December 31, 2003

         For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations before gains or losses on property sales and (if applicable) minority interest in the operating partnership. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                              Selling Stockholders

         We are registering for resale 2,084,609 shares of common stock under this prospectus. Of those, 1,175,519 shares were acquired by the selling stockholders in a private placement on February 23, 2004. Additionally, we may issue 909,090 shares (or more - see table below) of common stock upon conversion of 909,090 shares of our Series B Cumulative Convertible Preferred Stock, which we sold in a series of transactions from December 2001 to September 2003. We refer to the initial holders, or their pledgees, donees, distributees, transferees, or other successors-in-interest (including, for example, partners and a partnership receiving a distribution of the shares) as the "selling stockholders." The selling stockholders may offer and sell from time to time under this prospectus any and all of the shares of common stock they acquired in that private placement under this prospectus.

         The following table sets forth, for each selling stockholder, the amount of our common stock owned, the number of shares of common stock offered hereby, and the number of shares of common stock to be held and the percentage of outstanding common stock to be owned after completion of this offering (assuming the same of all shares offered under this prospectus). None of the selling stockholders has had any position, office, or other relationship material to us, with us or any of our affiliates, within the past three (3) years. However, the managing member of Preferred Investment I, LLC, one of the selling stockholders, is Peter J. Weidhorn, one of our directors.


                                                                         Shares to be        Percentage
                                                           Shares        Owned After       Ownership After
                                               Shares      Offered      Completion of    Completion of this
Name                                           Owned       Hereby       this Offering         Offering
Archon Partners, L.P.                            51,800      51,800           0                  0%
Cashel Capital L.P.                              15,000      15,000           0                  0%
Clarion CRA Hedge Fund LP                        77,200      77,200           0                  0%
Cliffwood Absolute Return Strategy, L.P.         33,100      33,100           0                  0%
Cliffwood Absolute Return Strategy, Ltd.          5,200       5,200           0                  0%
Cliffwood Value Equity Fund, L.P.               138,900     138,900           0                  0%
Condor Partners, L.P.                            74,100      74,100           0                  0%
HFR RV Performance Master Trust                  10,000      10,000           0                  0%
ING Clarion Global Real Estate Income Fund        3,600       3,600           0                  0%
ING Global Real Estate Fund                      28,900      28,900           0                  0%
ING Real Estate Fund                             90,300      90,300           0                  0%
Kayne Anderson Income Partners, L.P.              5,000       5,000           0                  0%
Kayne Anderson REIT Fund, L.P.                   60,000      60,000           0                  0%
Kensington Realty Income Fund                    74,100      74,100           0                  0%
Melchor Investment Company                       10,800      10,800           0                  0%
Millenco, L.P.                                   30,000      30,000           0                  0%
Monmouth Capital Corp.                            2,759       2,759           0                  0%
Neuberger Berman Real Estate Securities
   Income Fund                                  175,000     175,000           0                  0%
Oregon Public Employees Retirement Fund          22,800      22,800           0                  0%
Pinnacle Trust Co.                               10,000      10,000           0                  0%
Preferred Investment I, LLC                     909,0901    909,0901          0                  0%
Royal Bank of Canada                             25,000      25,000           0                  0%
RMR Real Estate Fund                            200,000     200,000           0                  0%
Salient Total Return Fund, L.P.                  10,000      10,000           0                  0%
United Mobile Homes, Inc.                         2,760       2,760           0                  0%
Wells St. Partners, LLC                          19,200      19,200           0                  0%



                              Plan of Distribution

         The selling stockholders or the company may distribute the securities from time to time in one or more transactions at:

1In addition to the shares included in this table, the number of shares that may be resold pursuant to this prospectus includes an indeterminable number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends, or other transactions impacting the conversion ratio of the Series B Cumulative Convertible Preferred Stock.

        o a fixed price;

        o at market prices prevailing at the time of sale;

        o at prices related to prevailing market prices; or

        o at negotiated prices.

         The selling stockholders or the company may, from time to time, sell any or all of the shares of common stock offered under this prospectus:

        o through underwriting syndicates represented by one or more managing underwriters;

        o to or through underwriters or dealers;

        o through agents; or

        o directly to one or more purchasers.

         The selling stockholders may also engage in short sales or in short sales against the box (including transactions involving short sales by broker-dealers), puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. Further, the selling stockholders may sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus. Alternatively, the selling stockholders may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus. In either case, however, such sales may take place under this prospectus only if and after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus, to the extent such supplement is required under the Securities Act.

         Sales through underwriters may be on a firm commitment or best efforts basis. We will describe the name or names of any underwriters, dealers or agents and the purchase price of the securities in a prospectus supplement relating to the securities. Furthermore, from time to time, we may engage in transactions with these underwriters, dealers and agents in the ordinary course of business.

         Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required under the Securities Act, pursuant to Rule 424(b) under the Securities Act, disclosing: (1) the name of the selling stockholder and of the participating broker-dealer(s) or underwriter(s), (2) the number of shares involved, (3) the price at which such shares were or will be sold, (4) the commissions paid or to be paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (5) that, as applicable, such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (6) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a prospectus supplement, if required under the Securities Act.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Each broker-dealer engaged by the selling stockholders must be registered or licensed in each state in which such broker-dealer conducts offers and sales of the selling stockholders' shares. The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock (by either the selling stockholders or the broker-dealers) may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

         In connection with our sale of the securities, underwriters may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of the securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. The prospectus supplement will identify any underwriter or agent and will describe any compensation they receive from us.

         Our common stock is currently listed on the American Stock Exchange. One or more underwriters may be or may become a market maker for our common stock or other securities, but any underwriter purchasing and reselling our securities will not be obligated to do so and may discontinue any market making at any time without notice.

Accordingly, we can give no assurance about the liquidity of the trading market for any of our securities.

         Under agreements we may enter into, we may indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act, or contribute with respect to payments that the underwriters, dealers or agents may be required to make. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

         If indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

         We have agreed to pay all fees and expenses incident to the registration of the shares of common stock to be sold by the selling stockholders.


                           Description of Common Stock

General

         Our charter gives us the authority to issue up to 100.0 million shares of common stock. The par value of the common stock is $.01 per share. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. At February 24, 2004, we had 7,097,480 shares of common stock issued and outstanding. This does not include shares issuable upon the redemption of any units; shares issuable under currently outstanding options or warrants held by officers, employees and directors; shares that may be issued under our Dividend Reinvestment and Stock Purchase Plan; or shares that may be issued upon conversion of outstanding shares of preferred stock.

         Our board of directors previously authorized us to issue all of the currently outstanding common stock. The board has also authorized the issuance of the stock issuable upon redemption of outstanding operating partnership units and upon conversion of outstanding shares of Series B Preferred Stock. The common stock we have previously sold has been fully paid for and is non-assessable. When we issue stock upon redemption of units or conversion of Series B Preferred Stock, we will also consider such common stock to be fully paid for and non-assessable. Non-assessable means that we cannot ask stockholders for more money for the stock after they have purchased it.

         As a holder of common stock, you will be entitled to receive distributions based on common stock if our board of directors declares such distributions. However, your rights to receive distributions are subordinated to the rights of the holders of our Series B Preferred Stock and may be subordinated to other preferred stock we may issue in the future. In any liquidation, each outstanding common share entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. We have paid quarterly distributions on our common stock since the period ending June 30, 1987, and we intend to continue to pay quarterly distributions.

         Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. See " -- Ownership Limitations and Restrictions on Transfers." There is no cumulative voting in the election of directors. This means that the holders of a majority of the common stock can elect all of the directors and the holders of the remaining common stock could not elect any director.

         As a common stockholder in the company, you will have no conversion, sinking fund or redemption rights or preemptive rights. A conversion feature is one where a stockholder has the option to convert his shares to a different security, such as debt or preferred stock. A redemption right is one where a stockholder will have the right to redeem his shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for a percentage of any other securities we may offer in the future based on the percentage of shares owned.

         We will furnish you with annual reports containing audited consolidated financial statements. The financial statements will contain an opinion of our independent public accountants. We will also furnish you quarterly reports for the first three quarters of each year. These reports will contain unaudited financial information.

         All common stock will have equal distribution, liquidation and voting rights.

Business Combinations

         The Maryland General Corporation Law limits our ability to merge with another corporation if we will not be the surviving entity in the merger. Maryland law also limits our ability to sell all or substantially all of our assets. We can enter into these transactions, however, if our board of directors adopts a resolution declaring the proposed transaction advisable and a majority of stockholders entitled to vote approves the transaction.

         The practical effect of this limitation is that any action required or permitted to be taken by our stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders. Our bylaws further provide that in order for a stockholder to properly bring any matter before a meeting, the stockholder must comply with requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that the holders of a majority of our outstanding voting securities favor. These provisions may also discourage another person from making a tender offer for the company's common stock, because such person or entity, even if it acquired a majority of the company's outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting.

         Maryland law also establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions apply. Among other things, the law prohibits for five years a merger and other similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. Our charter contains a provision exempting us from the Maryland business combination statute. However, we cannot assure you that this charter provision will not be amended or repealed at any point in the future.

Transfer Agent; Listing of Common Stock

         The common stock is listed on the American Stock Exchange. The transfer agent and registrar for the common stock is Wachovia Bank, N.A.

Classification of Board of Directors, Vacancies and Removal of Directors

         Except for the director elected by the holder of our Series B Preferred Stock, the directors on our board of directors are divided into three classes, and each of these directors (a "Common Stock Director") serves for a three-year term. A Common Stock Director may only be removed for cause by the affirmative vote of two-thirds of our outstanding common stock. These staggered terms of our board may discourage offers for the company or make an acquisition of the company more difficult, even when an acquisition is in the best interests of the stockholders.

         Our charter and bylaws provide that a majority of the remaining directors or the stockholders may fill any vacancy on the board of directors. However, under recently enacted Maryland law, only the board of directors can fill vacancies even though the charter and bylaws provide otherwise. In addition, our bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and from filling the vacancies created by such removal with their own nominees until the next annual meeting of stockholders.

Ownership Limitations and Restrictions on Transfers

         To maintain our REIT qualification, five or fewer persons can not own 50% or more in value of our outstanding capital stock during the last half of a taxable year. Additionally, at least 100 persons must own the capital stock during at least 335 days per year. See "Federal Income Tax Considerations -- Requirements for Qualification." To help ensure we meet these tests, our charter provides that no person may own more than 9.8% of our issued and outstanding capital stock. For purposes of this provision, the company treats corporations, partnerships, groups within Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The board of directors has discretion to waive this ownership limit upon receipt of an acceptable opinion of counsel that the waiver would not cause an individual to be deemed to own more than 9.8% of our capital stock. Attempts to acquire our capital stock in excess of the 9.8% limit are void without such approval from our board of directors.

         The restrictions on transferability and ownership will not apply if the board of directors and the stockholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no intention to seek to change our REIT status.

         All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

         If you own more than 5% of our common stock or preferred stock, you must file a written notice with us no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

         These ownership limitations could have the effect of precluding a third party from obtaining control over the company unless the board of directors and the stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

         Maryland corporation law and our charter exculpate each director and officer in actions by the company or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or service or he has acted dishonestly, as established by a final judgment of a court.

         Our charter also provides that the company will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if a court establishes that:

o the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

o the director or officer actually received an improper personal benefit in money, property or services; or

o in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The exculpation and indemnification provisions in the charter have been adopted to help induce qualified individuals to agree to serve on behalf of the company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in our charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions. We also maintain a policy of directors and officers liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

Amendment of Charter and Bylaws

         Our charter may be amended with the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon, voting together as a single class. Certain provisions of the charter may not, however, be amended without the approval of the holders of two-thirds of the shares of the capital stock of the company outstanding and entitled to vote, voting together as a single class. Our bylaws generally may be amended by the Board of Directors or the stockholders.

                         Description of Preferred Stock

         Our charter gives us authority to issue up to 10.0 million shares of preferred stock. The par value of the preferred stock is $0.01 per share. Under our charter, our board of directors has the authority to issue one or more series of preferred stock. Prior to issuing shares of each series, the Maryland General Corporate Law and our charter require the board of directors to fix the terms for each series. Such terms could include the right to receive distributions and liquidation payments before such can be made on the common stock. As of the date of this prospectus, we have reserved (1) a class of preferred stock to serve as a poison pill, which could discourage a takeover or other transaction that might be in our stockholders' best interests, and (2) another series of preferred stock as follows:

o Series A Junior Participating Preferred Stock, of which 1,000,000 shares are authorized but none are outstanding; and

o Series B Cumulative Convertible Preferred Stock, of which 909,090 shares are authorized and outstanding.

Terms of Series B Cumulative Convertible Preferred Stock

         We issued 909,090 shares of Series B Preferred Stock at a price of $11.00 per share. Each share of Series B Preferred Stock has a liquidation preference of $11.00 and an initial dividend yield of 10% through December 2009, then 12% for two years, and thereafter the greater of 14% or 900 basis points over the five-year Treasury rate. The holders of the Series B Preferred Stock will have the right to convert each Series B share into one share of the company's common stock after December 28, 2004 or in certain circumstances, such as a change of control or if the company calls the Series B stock for redemption. We have the right to call the Series B Preferred for redemption at any time. If we call the Series B for redemption, the holders of the Series B Preferred can convert their shares to common by multiplying the number of shares of Series B Preferred to be converted by a conversion ratio. The conversion ratio is initially set at one-to-one and is adjusted for stock splits, stock dividends, and the like, as well as for certain issuances below $11.00 per share. If we call the Series B for redemption before December 28, 2004 and the holders of the Series B do not elect to convert their shares, we will redeem the shares of Series B Preferred at the greater of:

o        an amount required to provide the holder a return of 12% per annum or

o the current market price of our common stock times the number of Series B Preferred shares (adjusted for any changes to the conversion ratio).

         After December 28, 2004, the redemption price would be the greater of:

o        $11.00 per share or

o the current market price of our common stock times the number of Series B Preferred shares (adjusted for any changes to the conversion ratio).

         The holders of the Series B Preferred Stock are entitled to elect annually one member of our board of directors but are generally not entitled to vote on matters submitted to stockholders. Dividends on preferred shares are subject to declaration by the board of directors. If, however, we fail to pay dividends on the Series B Preferred Stock for two consecutive quarters, the holders of the Series B Preferred Stock will be entitled to elect at least one-third of our directors, and certain company actions will require the approval of more than two-thirds of the board.

         The Series B Preferred Stock is not being registered for issuance or resale under this prospectus.

Terms

         Articles supplementary that will become part of our charter will reflect the specific terms of any new series of preferred stock offered. When we issue a new series of preferred stock, it will be fully paid and non-assessable. The preferred stock will not have any preemptive rights. A prospectus supplement will describe these specific terms, including:


o        the title and stated value;

o        the number of shares, liquidation preference and offering price;

o        the dividend rate, dividend periods and payment dates;

o        the date on which dividends begin to accrue or accumulate;

o        any auction and remarketing procedures;

o        any retirement or sinking fund requirement;

o        the price and the terms and conditions of any redemption right;

o        any listing on any securities exchange;

o the price and the terms and conditions of any conversion or exchange right;

o        whether interests will be represented by depositary shares;

o        any voting rights;

o the relative ranking and preferences as to dividends, liquidation, dissolution or winding up;

o any limitations on issuing any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividends, liquidation, dissolution or winding up;

o any limitations on direct or beneficial ownership and restrictions on transfer; and

o any other specific terms, preferences, rights, limitations or restrictions.

Rank

         Unless otherwise described in the prospectus supplement, the preferred stock will have the following ranking as to dividends, liquidation, dissolution or winding up:

o senior to our common stock and to all other equity securities ranking junior to the preferred stock;

o on a parity with all equity securities we have issued which by their terms rank on a parity with the preferred stock; and

o junior to all equity securities, not including convertible debt securities, we have issued which by their terms rank senior to the preferred stock.

Dividends

         If declared by our board of directors, preferred stockholders will be entitled to receive cash dividends at the rate set forth in the prospectus supplement. We will pay dividends to preferred stockholders of record on the record date fixed by our board of directors.

         The prospectus supplement will specify whether dividends on any series of preferred stock are cumulative or non-cumulative. If dividends are cumulative, they will be cumulative from the date set forth in the prospectus supplement. If dividends are non-cumulative and our board of directors does not declare a dividend payable on a dividend payment date, then the holders of that series will have no right to receive a dividend, and we will have no obligation to pay an accrued dividend later for the missed dividend period, whether or not the board of directors declares dividends on the series on any future date.

         If any preferred stock is outstanding, we will not declare or pay dividends on, or redeem, purchase or otherwise acquire any shares of, our common stock or any capital stock ranking junior to a series of preferred stock, other than dividends paid in or conversions or exchanges for common stock or other capital stock junior to the preferred stock, unless:

o if the series of preferred stock has cumulative dividends, we have declared and paid full cumulative dividends for all past and current dividend periods or declared and reserved funds for payment before or at the same time as the declaration and payment on the junior series; or

o if the series of preferred stock does not have cumulative dividends, we have declared and paid full dividends for the current dividend period or declared and reserved funds for payment before or at the same time as the declaration and payment on the junior series.

         If we do not pay dividends in full on shares from more than one series of preferred stock ranking in parity as to dividends (or if we have not reserved a sufficient sum for full payment), we will declare dividends pro rata so that the amount of dividends declared per share in each series will in all cases bear the same ratio of accrued dividends owed. These pro rata payments per share will not include interest, nor will they include any accumulated unpaid dividends from prior periods if the dividends in question are non-cumulative.

Redemption

         If specified in the prospectus supplement, we will have the right to redeem all or any part of the preferred stock in each series at our option, or the preferred stock will be subject to mandatory redemption. The redemption price may be payable in cash or other property.

         If the series of preferred stock is subject to mandatory redemption, the prospectus supplement will specify:

o        the number of shares we will redeem in each year;

o        the date after which we may or must commence the redemption; and

o the redemption price per share, which will include all accrued and unpaid dividends other than non-cumulative dividends for prior dividend periods.

         We will not redeem less than all of a series of preferred stock, or purchase or acquire any shares of a series of preferred stock, other than conversions or exchanges for common stock or other capital stock junior to the preferred stock, unless:

o if the series of preferred stock has cumulative dividends, we have declared and paid full cumulative dividends for all past and current dividend periods for this series or declared and reserved funds for payment; or

o if the series of preferred stock does not have cumulative dividends, we have declared and paid full dividends for the current dividend period or declared and reserved funds for payment.

         We may, however, purchase or acquire preferred stock of any series to preserve our status as a REIT or pursuant to an offer made on the same terms to all holders of preferred stock of that series.

         If we redeem fewer than all outstanding shares of preferred stock of any series, we will determine the number of shares to be redeemed and whether we will redeem shares pro rata by shares held or shares requested to be redeemed or by lot.

         We will mail redemption notices at least 30 days, but not more than 60 days, before the redemption date to each holder of record of a series of preferred stock to be redeemed at the address shown on our share transfer books. Each notice will state:

o        the redemption date;

o        the number of shares and series of the preferred stock to be redeemed;

o        the redemption price;

o the place to surrender certificates for payment of the redemption price;

o that dividends on the shares redeemed will cease to accrue on the redemption date; and

o        the date upon which any conversion rights will terminate.

         If we redeem fewer than all outstanding shares of a series of preferred stock, the notice will also specify the number of shares we will redeem from each holder. If we give notice of redemption and have set aside sufficient funds necessary for the redemption in trust for the benefit of stock we will redeem, then dividends will thereafter cease to accrue and all rights of the holders of the shares will terminate, except the right to receive the redemption price.

Liquidation Preference

         If we liquidate, dissolve or wind up our affairs, then holders of each series of preferred stock will receive out of legally available assets a liquidating distribution in the amount of the liquidation preference per share for that series as specified in the prospectus supplement, plus an amount equal to all dividends accrued and unpaid, but not including amounts from prior periods for non-cumulative dividends, before we make any distributions to holders of our common stock or any other capital stock ranking junior to the preferred stock. Once holders of outstanding preferred stock receive their respective liquidating distributions, they will have no right or claim to any of our remaining assets. In the event that our assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding preferred stock and all other classes or series of our capital stock ranking on a parity with such preferred stock, then we will distribute assets to those holders in proportion to the full liquidating distributions to which they would otherwise have received.

         After we have paid liquidating distributions in full to all holders of preferred stock, we will distribute our remaining assets among holders of any other capital stock ranking junior to the preferred stock according to their respective rights and preferences and number of shares. For this purpose, a consolidation or merger of the company with any other corporation or entity, or a sale of all or substantially all of the company's property or business, does not constitute a liquidation, dissolution or winding up of the company's affairs.

Voting Rights

         Holders of preferred stock will not have any voting rights, except as set forth below or in the prospectus supplement or as otherwise required by law.

         Whenever we have not paid dividends on any shares of preferred stock for six or more consecutive quarterly periods, the holders of such shares may vote, separately as a class with all other series of preferred stock on which we have not paid dividends, for the election of two additional directors to our board of directors. In this event, our board of directors will be increased by two directors. The holders of record of at least 10% of any series of preferred stock on which we have not paid dividends may call a special meeting to elect these additional directors unless we receive the request less than 90 days before the date of the next annual or special meeting of stockholders. Whether or not the holders call a special meeting, the holders of a series of preferred stock on which we have not paid dividends may vote for the additional directors at the next annual meeting of stockholders and at each subsequent annual meeting until:

o if the series of preferred stock has a cumulative dividend, we have fully paid all unpaid dividends on the shares for the past dividend periods and the then current dividend period, or we have declared the unpaid dividends and set apart a sufficient sum for their payment; or

o if the series of preferred stock does not have a cumulative dividend, we have fully paid four consecutive quarterly dividends, or we have declared the dividends and set apart a sufficient sum for their payment.

         Unless the prospectus supplement provides otherwise, we cannot take any of the following actions without the affirmative vote of holders of at least two-thirds of the outstanding shares of each series of preferred stock:

o authorize, create or increase the authorized or issued amount of any class or series of capital stock ranking senior to the series of preferred stock as to dividends or liquidation distributions;

o reclassify any authorized capital stock into shares ranking senior to the series of preferred stock as to dividends or liquidation distributions;

o issue any obligation or security convertible into or evidencing the right to purchase any share ranking senior to the series of preferred stock as to dividends or liquidation distributions; or

o amend, alter or repeal any provision of our charter, whether by merger, consolidation or other event, in a manner that materially and adversely affects any right, preference, privilege or voting power of the preferred stock.

         For these purposes, the following events do not materially and adversely affect a series of preferred stock:

o        an increase in the amount of the authorized shares of preferred stock;

o the creation or issuance of any other series of preferred stock junior to or pari pasu with that series; or

o an increase in the amount of authorized shares of the series of preferred stock or any other series of preferred stock ranking the same as or junior to such series as to dividends and liquidation distributions.

         The holders of a series of preferred stock will have no voting rights, however, if we redeem or call for redemption all outstanding shares of the series and deposit sufficient funds in a trust to effect the redemption on or before the time the act occurs requiring the vote.

Conversion Rights

         If any series of preferred stock is convertible into common stock, the prospectus supplement will describe the following terms:

o the number of shares of common stock into which the shares of preferred stock are convertible;

o the conversion price or manner by which we will calculate the conversion price;

o        the conversion period;

o whether conversion will be at our option or the option of the holders of the preferred stock;

o        any events requiring an adjustment of the conversion price; and

o provisions affecting conversion in the event of the redemption of the series of preferred stock.

Stockholder Liability

         Maryland law provides that no stockholder, including holders of preferred stock, will be personally liable for the company's acts and obligations and that the company's funds and property are the only recourse for its acts or obligations.

Restrictions On Ownership; Change of Control Provisions

         As discussed above under "Description of Common Stock - Ownership Limitations and restrictions on Transfers," for the company to qualify as a REIT, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. As a result, our charter provides generally that no holder may beneficially own more than 9.8% of our issued and outstanding capital stock. Accordingly, the articles supplementary designating the terms of each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

         For a discussion of provisions in our charter that may have the effect of delaying, deferring or preventing a change of control of us, see the risk factor beginning on page 11 entitled "Because provisions contained in Maryland law and our governing documents discourage hostile takeover attempts, investors may be prevented from receiving a `control premium' for their shares" and the subsections under "Description of Common Stock" entitled "Business Combinations" and "Classification of Board of Directors, Vacancies, and Removal of Directors," and the section entitled "Operating Partnership Agreement."

Transfer Agent

         The prospectus supplement will identify the transfer agent for the preferred stock.

                        Description of Depositary Shares

General

         We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred stock. We will deposit shares of preferred stock represented by depositary shares under a separate deposit agreement among the company, a preferred stock depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a share of preferred stock represented by the depositary share, all the rights and preferences of the preferred stock represented by the depositary shares.

         Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred stock to a preferred stock depositary, the preferred stock depositary will issue the depositary receipts.

Dividends and Other Distributions

         The depositary will distribute all cash dividends on the preferred stock to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

         If a distribution on the preferred stock is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible and we approve, the depositary may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

         Unless we have previously called the underlying preferred stock for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional shares of the underlying preferred stock together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred shares and receive depositary shares again. If a depositary receipt presented for exchange into preferred stock represents more shares of preferred stock than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

         Whenever we redeem shares of preferred stock held by a depositary, the depositary will redeem the corresponding amount of depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred stock. If we intend to redeem less than all of the underlying preferred stock, we and the depositary will select the depositary shares to be redeemed as nearly pro rata as practicable without creating fractional depositary shares or by any other equitable method that we determine that preserves our REIT status.

         On the redemption date:

o all dividends relating to the shares of preferred stock called for redemption will cease to accrue;

o we and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and

o all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Stock

         When a depositary receives notice regarding a meeting at which the holders of the underlying preferred stock have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred stock represented by that holder's depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

         In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying preferred stock represented by the depositary share.

Conversion of Preferred Stock

         Depositary shares will not themselves be convertible into common stock or any other securities or property of the company. However, if the underlying preferred stock is convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred stock represented by their depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred stock using the same procedures as those provided for delivery of preferred stock. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional shares of common stock upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of our common stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

         We and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we and the depositary may not make any amendment that:

o would materially and adversely alter the rights of the holders of depositary shares; or

o would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred stock.

         Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred stock and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

         We may terminate a deposit agreement upon not less than 30 days' prior written notice to the depositary if:

o        the termination is necessary to preserve our REIT status; or

o a majority of each series of preferred stock affected by the termination consents to the termination.

         Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional shares of preferred stock and any other property represented by the depositary shares. If we terminate a deposit agreement to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

         In addition, a deposit agreement will automatically terminate if:

o we have redeemed all underlying preferred stock subject to the agreement;

o a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

o each share of the underlying preferred stock has been converted into other capital stock of the company not represented by depositary shares.

Charges of a Preferred Stock Depositary

         We will pay all transfer and other taxes and governmental charges arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

         A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

         The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred stock.

         Neither we nor the depositary will be liable if any law or any circumstances beyond our (or the depositary's) control prevent or delay them from performing their obligations under a deposit agreement. Our and a depositary's obligations under a deposit agreement will be limited to performing our respective duties in good faith and without negligence in regard to voting of preferred stock, gross negligence or willful misconduct.

Neither we nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred stock unless furnished with satisfactory indemnity.

         We and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary shares or other persons we or the depositary believe in good faith to be competent, and on documents we or the depositary believe in good faith to be genuine and signed by a proper party.

         In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

         The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

         The applicable prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

               Partnership Agreement of the Operating Partnership

         We organized the operating partnership under the Delaware Revised Uniform Limited Partnership Act, as amended. The following summary of the partnership agreement is qualified by reference to the actual partnership agreement. We have filed a copy of the partnership agreement as an exhibit to the registration statement of which this prospectus is a part.

General

         We conduct substantially all of our activities through the operating partnership. The operating partnership is a Delaware limited partnership. As the sole general partner, we have the exclusive power to manage and conduct the business of the operating partnership and have the rights and powers permitted to the general partner of a Delaware limited partnership. In addition to other rights, investors who hold units in the operating partnership have such rights and powers as are reserved to limited partners under Delaware law, but have no authority to transact business for, or participate in the management activities or decisions of, the operating partnership. The limited partners do not have the right to remove us as the general partner.

         The operating partnership agreement provides that we may not, without the consent of a majority of the holders of units, sell or otherwise dispose of all or substantially all of the operating partnership's assets (including through a merger or other combination with another entity). We must hold substantially all of our property through the operating partnership.

Allocation of Distributions, Profits and Losses

         The operating partnership agreement provides, except as noted below, that the net operating cash of the operating partnership available for distribution, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the company (but not less frequently than quarterly), pro rata in accordance with the partners' percentage interests. Profits and losses for tax purposes will also generally be allocated among the partners in accordance with their percentage interests, subject to compliance with applicable laws, such as those noted under "Federal Income Tax Considerations -- Tax Aspects of the Operating Partnership -- Tax Allocations With Respect To Our Properties."

Transferability of Interests

         The operating partnership agreement generally provides that we may not withdraw from the operating partnership, or transfer or assign our interest in the operating partnership. The limited partners, on the other hand, generally may transfer all or a portion of their interests in the operating partnership to a transferee. No person receiving such a transfer, however, will be admitted to the operating partnership as a substitute limited partner having the rights of a limited partner without our consent. Additionally, the transferee must meet certain other conditions, including agreeing to be bound by the terms and conditions of the operating partnership agreement.

Additional Capital Contributions; Issuance of Additional Partnership Interests

         The operating partnership agreement does not require any limited partner to make additional capital contributions to the operating partnership. We, however, are obligated to make certain additional capital contributions to the operating partnership in connection with the issuance of additional units to the company.

         The operating partnership agreement authorizes us to issue additional units for any partnership purpose and for such capital contributions and other consideration as we determine. The issuance of additional units to us, however, is subject to certain limitations. First, we may not issue additional units to ourselves unless we issue the additional units to all partners in proportion to their respective partnership interests. Alternatively, we may issue additional units to ourselves in connection with our issuing capital stock, provided that the net proceeds of the capital stock issuance are contributed to the operating partnership as an additional capital contribution.

         If we issue additional capital stock and make a capital contribution to the operating partnership, the capital contribution must be in an amount equal to the proceeds we receive from the issuance of the additional capital stock. The operating partnership will then issue additional units with similar designations, preferences and rights to the capital stock we issued. For example, if we issue 6% preferred stock, the operating partnership must issue 6% preferred units. If additional partnership interests are issued, the partnership interests of all existing partners of the operating partnership will be diluted proportionately.

Redemption of Operating Partnership Units

         The operating partnership is obligated to redeem each unit at the request of the holder after a period of at least one year from issuance for cash equal to the then fair market value of each share of common stock at the time of such redemption. The company may, however, elect to acquire the unit for one share of common stock or an amount of cash of the same value. We presently anticipate that we will elect to issue common stock in connection with each such redemption, rather than paying cash or having the operating partnership pay cash. If, however, units are redeemed for cash, such redemption will be at the fair market value of the units. Our percentage ownership interest in the operating partnership will increase each time we redeem units. This acquisition by us will be treated as a sale of the units to us for federal income tax purposes. When a limited partner tenders his or her units for redemption, his or her right to receive distributions with respect to the units redeemed will cease. But he or she will then have rights as a stockholder of the company from the time of his or her acquisition of common stock, including the payment of dividends.

Indemnifications and Limitation of Liability

         The operating partnership agreement provides that the general partner, and each person designated or delegated by the general partner, will be indemnified and held harmless by the operating partnership for any liabilities or expenses from any claim or proceeding that relates to the operations of the operating partnership, unless it is established that:

o the act or omission of the person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

o the person actually received an improper personal benefit in money, property or services; or

o in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

The operating partnership agreement also provides that the general partner will have no personal liability to the operating partnership and its partners for monetary damages for any act or omission if the general partner acted in good faith and with due care and loyalty.

Tax Matters Partner

         As provided in the operating partnership agreement, the company is the tax matters partner of the operating partnership. This means that we make whatever tax elections must be made under the Internal Revenue Code.

Operations

         The operating partnership agreement requires the partnership to be operated in a manner that will enable the company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

         Under the operating partnership agreement, the operating partnership will assume and pay, or reimburse us for payment of, all expenses incurred relating to the ownership and operation of, or for the benefit of, the operating partnership, including all expenses of the company.

Term

         The term of the operating partnership continues until December 31, 2097, or until sooner dissolved pursuant to the terms of the operating partnership agreement.

Exercises of Stock Options

         If options to acquire common stock that we have granted are exercised, the operating partnership agreement requires us to contribute to the operating partnership as an additional contribution the exercise price we receive. For any given number of shares, we will thus receive less than their fair value (assuming the option holder exercises when the fair value exceeds the option price). We will receive from the operating partnership, in exchange for the proceeds we contribute, additional units equal to the number of shares we issued, even though we will not be paying the full fair value for those units. Under the terms of the operating partnership agreement, we will be deemed to have contributed the fair value of the units.

Other

         The operating partnership agreement provides that substantially all of our business activities must be conducted through the operating partnership or subsidiary partnerships or corporations.

         The operating partnership is authorized to enter into transactions with partners or their affiliates, as long as the terms of such transactions are fair and reasonable and no less favorable to the operating partnership than would be obtained from an unaffiliated third party.

                        Federal Income Tax Considerations

         The following discussion describes the material federal income tax consequences relating to the taxation of BNP Residential Properties, Inc. as a REIT and the purchase, ownership and disposition of our stock.

         Because this summary is intended only to address material federal income tax consequences relating to the ownership and disposition of our stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

o the tax consequences to you may vary depending upon your particular tax situation;

o special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed in " -- Treatment of Tax-Exempt Stockholders" below), a broker-dealer, a non-U.S. person (except to the extent discussed in "-- Special Tax Considerations for Non-U.S. Stockholders" below), a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code (the "Code");

o this summary generally does not address state, local or non-U.S. tax considerations;

o this summary deals only with our shareholders that hold stock as "capital assets" within the meaning of Section 1221 of the Code; and

o we do not intend this discussion to be, and you should not construe it as, tax advice.

         You should review the following discussion and consult with your own tax advisor to determine the effect of ownership and disposition of our stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

         We base the information in this section on the current Code, current final, temporary and proposed Treasury regulations, the legislative history of the Code and current administrative interpretations and practices of the Internal Revenue Service (the "IRS"), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

         Each investor is advised to consult his or her own tax advisor regarding the tax consequences to him or her of the purchase, ownership and sale of the offered stock, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, or sale and of potential changes in applicable tax laws.

Taxation of BNP Residential Properties, Inc. as a REIT

         Beginning with our taxable year ended December 31, 1987, we have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that beginning with that taxable year we have been organized and have operated in a manner to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. We can provide no assurance, however, that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations and administrative and judicial interpretations of Code provisions and regulations. We have not requested a ruling from the IRS with respect to any issues relating to our qualification as a REIT. Therefore, we can provide no assurance that the IRS will not challenge our REIT status.

         Alston & Bird LLP has acted as tax counsel to us in connection with this offering. Alston & Bird LLP is of the opinion that we have been organized, and have operated, in conformity with the requirements for qualification and taxation as a REIT under the Code for our taxable year that ended December 31, 2002, and that our present and proposed method of operation will permit us to continue to so qualify. Alston & Bird's opinion is based solely on our representations with respect to factual matters concerning our business operations and our properties. Alston & Bird LLP has not independently verified these facts. In addition, our qualification as a REIT is dependent, among other things, upon our meeting the requirements of Sections 856 through 860 of the Code throughout each year. We have not yet prepared our tax returns for tax reporting purposes for the taxable year that ended December 31, 2003. Accordingly, no assurance can be given that we satisfied the requirements to be a REIT during the taxable year that ended December 31, 2003. Also, with respect to subsequent years, because our satisfaction of such requirements will depend upon future events, including the final determination of financial and operational results, no assurance can be given that we will continue to satisfy the REIT requirements for those taxable years.

Federal Income Taxation of BNP Residential Properties, Inc.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that we currently distribute to our stockholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its stockholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the stockholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on our undistributed "REIT taxable income," including undistributed net capital gains.

         Second, we may be subject to the "alternative minimum tax" on our items of tax preference.

         Third, if we have net income from "foreclosure property" held primarily for sale to customers in the ordinary course of business, including income from the sale or other disposition of such property, we will be subject to tax at the highest corporate rate on such income to the extent that it does not constitute qualifying income for purposes of the 75% income test (discussed below).

         Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property that is held primarily for sale to customers in the ordinary course of business but that is not foreclosure property), we will be subject to a 100% tax on such income.

         Fifth, if we fail to satisfy either the 75% or 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because certain other safe harbor requirements have been met, we will be subject to a 100% tax on (1) the gross income attributable to the greater of (a) the amount by which we fail the 75% income test or (b) the amount by which 90% of our gross income exceeds the amount of income qualifying for the 95% income test, multiplied by (2) a fraction intended to reflect our profitability.

         Sixth, if we fail to distribute each year at least the sum of:

         (1) 85% of our ordinary income for such year;

         (2) 95% of our capital gain net income for such year; and

         (3) any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed and (b) retained amounts on which income tax is paid at the corporate level.

         Seventh, if we acquire any asset from a corporation generally subject to full corporate-level tax in a carryover-basis transaction and provided no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, then we generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset (the "Built-In Gain Rules").

         Eighth, we will be subject to a 100% tax if our transactions with our "taxable REIT subsidiaries" are not at arm's length.

         BNP Residential Properties, Inc. owns direct or indirect interests in one taxable REIT subsidiary -- BNP Management, Inc. A "taxable REIT subsidiary" of ours is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a taxable REIT subsidiary of ours. In addition, if a taxable REIT subsidiary of ours owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular "C" corporation.

         Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, the Code limits the ability of a taxable REIT subsidiary to deduct interest payments in excess of a certain amount made to the REIT. In addition, we must pay a 100% tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Currently, our taxable REIT subsidiary has no assets or operations.

Requirements for Qualification

         To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income and nature of assets.

Organizational Requirements

         The Code defines a REIT as a corporation, trust or association that:

         (1) is managed by one or more trustees or directors;

         (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

         (3) would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

         (4) is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Code;

         (5) has at least 100 persons as beneficial owners;

         (6) during the last half of each taxable year, is not closely held, i.e., not more than 50% of the value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals," as defined in the Code to include certain entities;

         (7) files an election or continues such election to be taxed as a REIT on its return for each taxable year; and

         (8) meets other tests described below, including with respect to the nature of its assets and income and the amount of its distributions.

         The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust. In addition, our Articles of Incorporation currently include certain restrictions regarding transfer of our capital stock, which are intended (among other things) to assist us in continuing to satisfy conditions (5) and (6) noted above.

         To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information. If we satisfy these requirements and have no reason to know that condition (6) is not satisfied, we will be deemed to have satisfied such condition.

         In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

         If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local income taxation in some states. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Thus, in applying the requirements described herein, all assets, liabilities, and items of income, deduction, and credit of a disregarded entity owned by a REIT will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as our assets, liabilities and items of income for purposes of applying and meeting the various REIT requirements. In addition, the Operating Partnership's proportionate share of the assets, liabilities and items of income with respect to any partnership (including any limited liability company treated as a partnership) in which it holds an interest would be considered assets, liabilities and items of income of the Operating Partnership for purposes of applying and meeting the various REIT requirements.

Income Tests

         To maintain qualification as a REIT, we must meet two gross income requirements annually. First, we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property including investments in other REITs or mortgages on real property, including "rents from real property," gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, certain payments under hedging instruments, and gain from the sale or disposition of stock or securities and certain hedging instruments.

         Rents we receive or that we are deemed to receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, "rents from real property" excludes any amount received directly or indirectly from any tenant if we, or an owner of 10% of more of our outstanding stock, directly or constructively, owns 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a "related party tenant." Third, rent attributable to personal property is generally excluded from "rents from real property," except where such personal property is leased in connection with

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

such real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances and the collection of trash) can be provided directly by the REIT. Where, however, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor or a taxable REIT subsidiary. In the event that an independent contractor provides such services, the REIT must adequately compensate any such independent contractor, the REIT must not derive any income from the independent contractor and neither the independent contractor nor certain of its stockholders may, directly or indirectly, own more than 35% of the REIT, taking into consideration the applicable attributed ownership. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as "rents from real property."

         We do not currently charge and do not anticipate charging rent that is based in whole or in part on the income or profits of any person. We also do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent attributable to such lease or receiving rent from related party tenants.

         The Operating Partnership provides certain services with respect to our properties. We believe that these services are usually or customarily rendered only in connection with the rental of space for occupancy and are not otherwise rendered to the tenants. Therefore, we believe that the provision of such customary services will not cause rents received with respect to our properties to fail to qualify as "rents from real property." Noncustomary services and services rendered primarily for the tenants' convenience will be provided by an independent contractor or a taxable REIT subsidiary to avoid jeopardizing the qualification of rent as "rents from real property."

         Fees to perform property management services for apartment properties that we do not own will not qualify under the 75% or the 95% gross income tests. Either the REIT or the Operating Partnership also may receive certain other types of income with respect to our properties that will not qualify for either of these tests. We, however, believe that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause us to exceed the limits for non-qualifying income under the 75% and 95% gross income tests.

         If we fail one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under a certain provision of the Code. This relief provision generally will be available if: (1) our failure to meet such gross income tests is due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the nature and amount of each item of income to our federal income tax return; and (3) the inclusion of any incorrect information on such schedule is not due to fraud with the intent to evade tax. We, however, cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally receive exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Taxation of BNP Residential Properties, Inc.," even if this relief provision applies, a 100% tax would be imposed with respect to the part of our taxable income that fails the 75% or 95% tests.

Asset Tests

         At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities. Second, not more than 25% of the value of our total assets may consist of securities (other than those securities includible in the 75% asset test). Third, except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as "real estate assets" for purposes of the 75% asset test: (1) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets; (2) we may not own more than 10% of any one issuer's outstanding voting securities; and (3) we may not own more than 10% of the value of the outstanding securities of any one issuer. Fourth, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

         Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are "straight debt" as defined in Section 1361 of the Code and one of the following conditions is met:

o        the issuer is an individual;

o the only securities of the issuer that we (or a taxable REIT subsidiary of ours) hold are straight debt; or

o the issuer is a partnership and we hold at least a 20% profits interest in the partnership.

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

         Our taxable REIT subsidiary has no assets or operations. As of each relevant testing date prior to the election to treat each corporate subsidiary of ours or any other corporation in which we own an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary, which election first became available on January 1, 2001, we believe that we did not own more than 10% of the voting securities of any such entity. In addition, we believe that as of each relevant testing date prior to the election to treat each corporate subsidiary of ours or any other corporation in which we own an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary of ours, our pro rata share of the value of the securities, including debt, of any such corporation or other issuer did not exceed 5% of the total value of our assets.

         With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

Annual Distribution Requirements

         To qualify for taxation as a REIT, we must meet the following annual distribution requirements.

         First, we must make distributions (other than capital gain distributions) to our stockholders in an amount at least equal to (a) the sum of

(1) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding our net capital gain), and

(2) 90% of the net income, if any, from foreclosure property in excess of the excise tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

         We must pay these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 90% distribution requirement if one of the following two sets of criteria are satisfied: (1) the dividends were declared in October, November, or December, the dividends were payable to stockholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (2) the dividends were declared before we timely file our federal income tax return for such year, the dividends were distributed in the 12-month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if we satisfy this annual distribution requirement, we will be subject to tax at regular corporate tax rates to the extent that we do not distribute all of our net capital gain or "REIT taxable income" as adjusted.

       Second, we must distribute during each calendar year at least the sum of

(1)    85% of our ordinary income for that year,

(2)    95% of our capital gain net income for that year, and

(3)    any undistributed taxable income from prior periods.

In the event that we do not satisfy this distribution requirement, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         Third, if we dispose of any asset, which is subject to the Built-In Gain Rules, during the 10-year period beginning on the date on which we acquired the asset, we will be required to distribute at least 90% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

         We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Operating Partnership agreement authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

         We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement or avoid such income or excise taxation.

         In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or any agreement as to tax liability between us and an IRS district director, we may be able to correct any resulting failure to meet the 90% annual distribution requirement by paying "deficiency dividends" to our stockholders that relate to the adjusted year but that are paid in the subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and we also must satisfy certain other procedural requirements. If the statutory requirements of Section 860 of the Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Earnings and Profits

         Throughout the remainder of this discussion, we frequently will refer to "earnings and profits." Earnings and profits is a concept used extensively throughout corporate tax law, but it is undefined in the Code. Each corporation maintains an "earnings and profits" account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease the earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, the distributions generally will be considered to come from corporate earnings. If a corporation has no earnings and profits, distributions generally will be considered a return of capital and then capital gain.

         A REIT cannot have, at the close of any taxable year, accumulated earnings and profits attributable to any non-REIT year and remain qualified as a REIT. Therefore, in rendering their opinion regarding our qualification as a REIT, Alston & Bird LLP is relying on our representation that, when we acquired BT Venture Corporation in October 1994, BT Venture Corporation did not have any accumulated earnings and profits. In the event that BT Venture Corporation did have accumulated earnings and profits and such earnings and profits were not distributed in accordance with the applicable REIT provisions, we would have ceased to qualify as a REIT upon our acquisition of BT Venture Corporation.

Failure to Qualify

         If we fail to qualify as a REIT in any year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of positive current or accumulated earnings and profits, all distributions to stockholders will be dividends, generally taxable to individuals at long-term capital gains tax rates (as described below), and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Stockholders

         When we use the term "U.S. Stockholder," we mean a holder of stock that, for federal income tax purposes:

(1)        is a citizen or resident of the United States;

(2) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or of any of its political subdivisions;

(3) is an estate the income of which is subject to federal income taxation regardless of its source, or

(4) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

Distributions Generally

         Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute taxable dividends up to the amount of our positive current or accumulated earnings and profits. These distributions are not eligible for the dividends received deduction for corporations. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under this new law, certain "qualified dividend income" received by U.S. non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2008), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as "qualified dividend income" eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT's "REIT taxable income" for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT's income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

         To the extent that we make a distribution in excess of our positive current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's shares of stock and then the distribution in excess of the tax basis will be taxable as gain realized from the sale of the stock. Dividends we declare in October, November, or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholders on December 31 of the year, provided that we actually pay the dividends during January of the following calendar year. Stockholders are not allowed to include on their own federal income tax returns any of our tax losses.

Capital Gain Distributions

         Distributions to U.S. Stockholders that we properly designated as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the stockholder has held the stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

         We may elect to retain and pay income tax on any net long-term capital gain that we received during the tax year. In this instance, U.S. Stockholders will include in their income their proportionate share of the undistributed long-term capital gain. The U.S. Stockholders also will be deemed to have paid their proportionate share of the tax we paid, which would be credited against such stockholder's U.S. federal income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S.

Stockholders' shares will be increased in an amount equal to the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

         Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account on or after May 6, 2003 and before January 1, 2009, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions designated by us as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our stockholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a maximum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Certain Dispositions of Stock

         In general, you will realize capital gain or loss on the disposition of stock equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition, and (2) your adjusted tax basis of such stock. Losses incurred on the sale or exchange of our stock that you held for less than six months (after applying certain holding company rules) will be treated as a long-term capital loss to the extent of any capital gain dividend you received with respect to those shares.

         The applicable tax rate will depend on the stockholder's holding period in the asset (generally, if the stockholder has held the asset for more than one year, it will produce long-term capital gain) and the stockholder's tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of capital gain realized by a non-corporate stockholder on the sale of stock that would correspond to our "unrecaptured Section 1250 gain." Stockholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of stock that the stockholder has held for six months or less, after applying the holding period rules, will be treated as long-term capital loss, to the extent of distributions received by the U.S. Stockholder from us that were required to be treated as long-term capital gains.

Passive Activity Loss and Investment Interest Limitations

         Distributions from us and gain from the disposition of our stock will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any "passive losses" against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock (or capital gain dividends) generally will be excluded from investment income unless you elect to have such gain taxed at ordinary income rates. Stockholders are not allowed to include on their own federal income tax returns any tax losses of ours.

Treatment of Tax-Exempt Stockholders

         Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the tax-exempt stockholder has borrowed to acquire or carry our shares of stock or has used the shares in a trade or business.

         However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt stockholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

         Qualified trusts that hold more than 10% (by value) of the shares of "pension-held REITs" may be required to treat a certain percentage of such a REIT's distributions as UBTI. A REIT is a "pension-held REIT" only if the REIT would not qualify as such for federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in
Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restriction on ownership of common stock in our Articles of Incorporation generally will prevent application of the pension-held REIT rules.

Special Tax Considerations for Non-U.S. Stockholders

         The rules governing United States income taxation of non-U.S. Stockholders are complex. We intend the following discussion to be only a summary of these rules. Prospective non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws on an investment in our stock, including any reporting requirements.

         In general, non-U.S. Stockholders will be subject to regular federal income tax with respect to their investment in us if the income from the investment is "effectively connected" with the non-U.S. Stockholder's conduct of a trade or business in the United States and, if a tax treaty applies, is attributable to a permanent establishment in the United States. A corporate non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income must meet various certification requirements to be exempt from withholding. The following discussion will apply to non-U.S. Stockholders whose income from their investments in us is not so effectively connected (except to the extent that the FIRPTA rules discussed below treat such income as effectively connected income).

         A distribution payable out of our current or accumulated earnings and profits that is not attributable to gain from the sale or exchange by us of a "United States real property interest" and that we do not designate as a capital gain distribution will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Stockholder's basis in its common stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

         Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980, or "FIRPTA." Such distributions are taxed to a non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty.

         Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest but are designated by us as capital gain dividends should not be subject to United States federal income tax.

         Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Stockholders, and remit to the IRS, 35% of designated capital gain dividends that are attributable to gain from the sale or exchange of a United States real property interest (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends that are attributable to gain from the sale or exchange of a United States real property interest) and 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends that are attributable to the sale or exchange of a United States real property interest, subsequent distributions, up to the amount of such prior distributions that we designated as capital gain dividends, will be treated as capital gain dividends for purposes of withholding. In addition, we may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Stockholder exceeds the stockholder's United States tax liability, the non-U.S. Stockholder may file for a refund of such excess from the IRS.

         We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Stockholder unless:

o a lower treaty rate applies and the non-U.S. Stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

o the non-U.S. Stockholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Stockholder's trade or business so that no withholding tax is required; or

o the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

         Unless our stock constitutes a "U.S. real property interest" within the meaning of FIRPTA, a sale of common stock by a non-U.S. Stockholder generally will not be subject to federal income taxation. Our stock will not constitute a U.S. real property interest if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Stockholders. We currently anticipate that we will be a domestically-controlled REIT and, therefore, that the sale of stock will not be subject to taxation under FIRPTA. However, because the stock will be publicly traded, we cannot assure you that we will be a domestically-controlled REIT. If we were not a domestically-controlled REIT, a non-U.S. Stockholder's sale of stock would be subject to tax under FIRPTA as a sale of a U.S. real property interest unless the stock were "regularly traded" on an established securities market (such as the American Stock Exchange) on which the stock will be listed and the selling stockholder owned no more than 5% of the stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our stock is not a U.S. real property interest, a nonresident alien individual's gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

         A purchaser of stock from a non-U.S. Stockholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is "regularly traded" on an established securities market or if we are a domestically-controlled REIT.

Otherwise, the purchaser of stock from a non-U.S. Stockholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our stock currently is a regularly traded security on the American Stock Exchange. We believe that we qualify under both the regularly traded and the domestically-controlled REIT exceptions to withholding but we cannot provide any assurance to that effect.

         Upon the death of a nonresident alien individual, that individual's stock will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

         U.S. Stockholders

         In general, information reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock, unless an exception applies. Further, the payor will be required to withhold backup withholding tax if:

(1) the payee fails to furnish his or her taxpayer identification number (which, for an individual, would be his or her Social Security Number) to the payor as required;

(2) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

(3) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such underreporting; or

(4) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding.


         Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder's federal income tax liability and may entitle the stockholder to a refund, provided that the stockholder timely furnishes the required information to the IRS.

         Non-U.S. Stockholders

         Generally information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

         The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly backup withholding unless the non-U.S. Stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Stockholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Stockholder's foreign status and has no actual knowledge to the contrary.

         Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some stockholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, non-U.S. Stockholders should consult their tax advisors with regards to U.S. information reporting and backup withholding.

Tax Aspects of the Operating Partnership

General

         Substantially all of our investments are held through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of the Operating Partnership's income, gain, loss, deduction and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by the Operating Partnership in the REIT asset tests.

Tax Allocations with Respect to our Properties

         When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner's adjusted basis in the property rather than the fair market value of the property at the time of contribution. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

         The Operating Partnership has been formed by way of contributions of appreciated property, and we expect that future contributions to the Operating Partnership also will take the form of appreciated property. Consequently, the Operating Partnership agreement requires tax allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, the partners who have contributed their interests in properties to the Operating Partnership (the "Contributing Partners") will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a Book-Tax Difference, all taxable income attributable to such Book-Tax Difference generally will be allocated to the Contributing Partners and the Company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of such properties. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause us to be allocated lower depreciation and other deductions and cause Contributing Partners to be allocated less taxable income. As a result, we could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements and Contributing Partners may realize income on the distribution of cash because their basis has not been increased sufficiently from income allocations. See " -- Annual Distribution Requirements."

         With respect to any property purchased by the Operating Partnership, such property initially will have a tax basis equal to its fair market value and
Section 704(c) of the Code will not apply.

Basis in Operating Partnership Interest

         Our adjusted tax basis in our interest in the Operating Partnership generally

(1) will be equal to the amount of cash and the basis of any other property that we contributed to the Operating
           Partnership,

(2) will be increased by (a) our allocable share of the Operating Partnership's income and (b) our allocable share of indebtedness of the Operating Partnership and

(3)        will be reduced, but not below zero, by our allocable share of
           (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to us, and (c) constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership.

         If the allocation of our distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of its partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that it has an adjusted tax basis in our partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in our share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed our adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to us. Such taxable income normally will be characterized as a capital gain if the interest in the Operating Partnership has been held for longer than one year, subject to reduced tax rates described above (See " -- Taxation of U.S. Stockholders -- Capital Gain Distributions"). Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties

         Our share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See " -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon its ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties (and other properties) and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

State and Local Tax

         We may be subject to state and local tax in various states and localities. Our stockholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our common stock, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

                                     Experts

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  Legal Matters

         The validity of the securities we may issue in this offering have been passed upon for us by Alston & Bird LLP, Raleigh, North Carolina.

                       Where You Can Find More Information

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like the company that file electronically.

         This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated. We also specifically incorporate by reference any of these filings made after the date of the initial registration statement and prior to effectiveness of the registration statement.

o     Our Annual Report on Form 10-K for the year ended December 31, 2003; and

o The description of our common stock included in our registration statement on Form 8-A dated April 27, 1987.

         We will furnish without charge upon written or oral request to each person to whom a copy of this prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated by reference in this prospectus (not including the exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Requests should be made to: BNP Residential Properties, Inc., 301 South College Street, Suite 3850, Charlotte, North Carolina 28202, Attn:
Investor Relations. Our telephone number is (704) 944-0100.

         We also maintain an Internet site at http://www.bnp-residential.com at which there is additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

                 PART II. Information Not Required In Prospectus


ITEM 14. Other Expenses of Issuance and Distribution

         The following table sets forth estimates of the various expenses to be paid by the company in connection with the registration of the common stock offered pursuant to this registration statement.

Securities and Exchange Commission Registration Fee .................$  10,748
Legal Fees ..........................................................$  50,000
Accounting Fees .....................................................$  35,000
                                                                        ------
   Total ............................................................$  95,748


ITEM 15. Indemnification of Directors and Officers

         The company's officers and directors are and will be indemnified against certain liabilities in accordance with the Maryland General Corporation Law ("MGCL"), the charter and bylaws of the company and the operating partnership agreement. The charter requires the company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The company also carries insurance for our directors and officers for liabilities they may incur as a result of their service to the company.

ITEM 16. EXHIBITS
                                  Exhibit Index


EXHIBIT NO.  DESCRIPTION
----------   -------------------------------------------------------------
    4.1*     Articles of Incorporation of Registrant  as amended by Articles
             Supplementary for Series A Junior Participating Preferred Stock
             (filed as exhibit 3(i) to the Registrant's Current Report on
             Form 8-K, dated as of March 17, 1999)
    4.2*     Articles Supplementary, Classifying and Designating 909,090
             Shares of Series B Cumulative Convertible Preferred Stock,
             dated December 28, 2001 (filed as Exhibit 3.1 to the
             Registrant's Current Report on Form 8-K, dated as of December
             28, 2001).
    4.3*     Amended and Restated Bylaws of Registrant (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K, dated as of
             December 28, 2001)
    4.4*     Rights Agreement, dated as of March 18, 1999, between
             Registrant and First Union National Bank, including the form of Articles Supplementary for Series A Junior Participating
             Preferred Stock on Exhibit A, form of Right Certificate on
             Exhibit B and the Summary of Rights to Purchase Preferred
             Shares on Exhibit C (filed as exhibit to the Registrant's
             Current Report on Form 8-K, dated as of March 17, 1999)
    5.1**    Opinion of Alston & Bird LLP regarding the legality of the shares being registered
    8.1**    Opinion of Alston & Bird LLP regarding tax matters
   12.1**    Calculation of Ratio of Earnings to Combined Fixed Charges and
             Preferred Stock Dividends
   23.1**    Consent of Alston & Bird LLP (included as part of exhibit 5.1 and exhibit 8.1)
   23.2**    Consent of Ernst & Young LLP
   24.1**    Power of Attorney
   99.1*     Form of Second Amended and Restated Agreement of Limited
             Partnership of BNP Residential Properties Limited Partnership
             (filed as exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998)
   99.2*     Form of Registration Rights Agreement (filed as exhibit 10.11 to the Registrant's Registration Statement on Form S-2 filed with the SEC on December 16, 1997 (Reg. No. 333-39803))
   99.3*     Registration Rights Agreement by and between Registrant and
             Preferred Investment I, LLC, dated December 28, 2001 (filed as
             Exhibit 4 to the Registrant's Current Report on Form 8-K, dated as of December 28, 2001)
   99.4*     Amendment to Second Amended and Restated Agreement of Limited
             Partnership of BNP Residential Properties Limited Partnership
             (filed as Exhibit 10.1 to the Registrant's Current Report on
             Form8-K dated as of December 28, 2001)
   99.5*     Purchase Agreement by and among Registrant and the signatories thereto, dated February 17, 2004 (filed as Exhibit 10.1 to the
             Registrant's Current Report on Form 8-K, dated as of February
             23, 2004)

             .........
*    Incorporated herein by reference.
**   Previously filed.



ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that the undertakings set forth in paragraphs
         (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



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                                   Signatures


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on March 19, 2004.


                                    BNP RESIDENTIAL PROPERTIES, INC.
                                    March 19, 2004

                                    /s/ D. Scott Wilkerson
                                    D. Scott Wilkerson
                                    President and Chief Executive Officer




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     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.





Name                                     Title                                    Date

/s/ Philip S. Payne                      Chairman of the Board, Director,         March 19, 2004
-------------------
Philip S. Payne                          Treasurer and Chief Financial Officer



/s/ D. Scott Wilkerson                   President and Chief Executive Officer    March 19, 2004
----------------------
D. Scott Wilkerson                       and Director



/s/ B. Mayo Boddie*                      Director                                 March 19, 2004
------------------
B. Mayo Boddie


/s/ Stephen R. Blank*                    Director                                 March 19, 2004
--------------------
Stephen R. Blank


/s/ Paul G. Chrysson*                    Director                                 March 19, 2004
--------------------
Paul G. Chrysson


/s/ Michael Gilley*                      Director                                 March 19, 2004
------------------
W. Michael Gilley


/s/ Peter J. Weidhorn*                   Director                                 March 19, 2004
---------------------
Peter J. Weidhorn


/s/ Pamela B. Bruno*                     Vice-President and Chief Accounting      March 19, 2004
-------------------
Pamela B. Bruno                          Officer


*   By: /s/ Philip S. Payne
        Philip S. Payne
        Attorney-in-fact








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